Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Popular Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Popular Securities LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Company's auditor since 1995.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2022
Stamp E427578 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2020

(dollars in thousands)

Assets

Cash	$	2,653
Financial instruments owned, at fair value		29,354
Receivables from broker-dealers		8,675
Accrued interest receivable		64
Receivables from affiliates		344
Fixed assets, net of accumulated depreciation of $3,680		467
Other intangible assets		43
Other assets		1,309
Total assets	$	42,909

Liabilities and Member's Equity

Payables to broker-dealers	10,592
Accounts payable to affiliates	415
Accrued employee compensation and benefits	1,474
Deferred compensation	2,051
Reserve for legal contingencies	14,313
Other liabilities	965
Total liabilities	29,810

Contingencies (Note 10)

Member's equity	13,099
Total liabilities and member's equity	$ 42,909

The accompanying notes are an integral part of these financial statements.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to Financial Statements
December 31, 2020

(dollars in thousands)

1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities LLC (the "Company") is engaged in financial advisory services, brokerage, and investment banking, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), its clearing broker, and the Company promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves books and records related to these accounts. The Company's other business activities are limited to non-covered brokerage activity that are not subject to SEA Rule 15c3-3, including (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). Following is a description of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates. Estimates are used for, but not limited to, loss contingencies and financial instruments owned at fair value.

Income Recognition

Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income, fees from investment banking and investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

(dollars in thousands)

Commissions

Brokerage commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

Underwriting fees

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance

(dollars in thousands)

obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Other Revenues

Principal transactions, net

Principal transactions, net are the trading gains and losses which are composed of both realized and unrealized gains and losses. These are recorded as the difference between the acquisition cost and the selling price or fair value. For presentation in the financial statements, these are reported net, on a trade date basis.

Interest and Dividend Income and Interest Expense

Interest income is earned by the Company on its trading portfolio. Interest expense arises from interest on cash borrowings to finance payment for securities purchased, and interest to subordinated lenders. Dividend income is derived from the investment in investment companies, and is recorded at ex-dividend date.

Other Revenues

Other revenues include fees charged on debit balances in customer margin accounts carried by NFS.

(dollars in thousands)

Receivables from and Payables to Broker-Dealers

At December 31, 2020, receivables and payables to broker dealers consist of the following:

Receivables		
Unsettled transactions	$	7,936
Clearing broker		664
Other		75
	$	8,675
Payables		
Unsettled transactions	$	10,592
	$	10,592

Receivables relating to revenue from contracts with customers was $397 at December 31, 2020, and $715 at December 31, 2019, and is included in receivables from clearing broker, as such clearing broker acts as the Company's collection agent.

The Company's receivables from broker-dealers include amounts receivable from unsettled trades, including, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. Because these are settled daily, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Cash
Cash includes cash on hand and in banks.

Fixed Assets
Fixed assets are composed of furniture, equipment, and leasehold improvements. Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(dollars in thousands)

At December 31, 2020, fixed assets, net consist of the following:

	Useful life in years		Cost
Leasehold improvements	10	$	2,116
Furniture and fixtures	5		1,668
Electronic equipment	3		301
Vehicles	5		62
		$	4,147
Less - accumulated depreciation and amortization			(3,680)
		$	467

Other Assets
Included in Other Assets are $532 in Receivables from employees, $389 in Other Receivables, $245 in Prepaid expenses, and $140 in Lease Right of Use Asset.

Allowance for Doubtful accounts
The Company provides an allowance for doubtful accounts based on the expected credit losses on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. Provisions made to this allowance are charged to operations and included in other expenses in the Statement of Operations. There was no allowance for doubtful accounts as of December 31, 2020.

Income Taxes
Effective January 1, 2014, the Company changed its organization charter from Corporation to Limited Liability Corporation (LLC). Upon this change, the Company made an election under the Puerto Rico Tax Code to be treated as a partnership. As a result of this election, the Company's tax attributes flow through to its Parent Company. Therefore, no current or deferred taxes are reported in the Company's financial statements.

Since the Company is a tax conduit entity, no provision for income tax is presented in its standalone financial statements, and its related income tax accounts were derecognized as of the effective date of the election.

The Company has no open uncertain tax positions as of December 31, 2020.

Other Intangibles
Other intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Other intangible assets that have a finite useful life are amortized over a period based on the expected useful life. See Note 5.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to Financial Statements
December 31, 2020

(dollars in thousands)

2. New Accounting Pronouncements

FASB ASUs Financial Instruments – Credit Losses (Topic 326)

Since June 2016, the FASB has issued a series of ASUs mainly related to credit losses (Topic 326), which replace the incurred loss model with a current expected credit loss ("CECL") model. The CECL model applies to financial assets measured at amortized cost that are subject to credit losses and certain off-balance sheet exposures. CECL establishes a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first acquired. Under the revised methodology, credit losses will be measured based on past events, current conditions and reasonable and supportable forecasts that affect the collectability of financial assets. The amendments to Topic 326 include the areas of accrued interest receivable, transfers of loans and debt securities between classifications and the inclusion of expected recoveries in the allowance for credit losses. The standards also expand credit quality disclosures. These accounting standards updates were effective on January 1, 2020. The adoption did not have any impact on the financial statements for the year ended December 31, 2020.

3. Financial Instruments Owned and Fair Value Measurements

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1-* Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.
- *Level 2-* Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.
- *Level 3-* Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Company employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Company's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

(dollars in thousands)

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

Following is a description of the Company's valuation methodologies used for assets measured at fair value, by asset type:

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are classified and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, London Interbank Offered Rate ("LIBOR") and swap curves, market data feeds such as Municipal Securities Rulemaking Board ("MSRB"), discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as certain GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.

- **US Treasury securities:** The fair value of U.S. Treasury notes is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as Level 2. U.S. Treasury bills are classified as Level 1 given the high volume of trades and pricing based on those trades.

- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. Private label CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Equity securities:** Quoted prices for Puerto Rico tax-exempt mutual funds are obtained from unrelated broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, these securities are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund shares are net asset value, dividend yield and type of assets in the fund. All funds trade

8

(dollars in thousands)

based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Closed-end funds are traded on the secondary market at the shares' market value. Open-ended funds are considered to be liquid, as investors can sell their shares to the funds on any day the New York Stock Exchange ("NYSE") is open at its net asset value per share ("NAV"). Accordingly, open-ended funds are priced at NAV.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

ASSETS	Fair value measurements on a recurring basis as of December 31, 2020			
	Level 1	Level 2	Level 3	Total
Collateralized mortgage obligations	$ -	$ 68	$ 278	$ 346
US Treasury securities	11,506	-	-	11,506
Puerto Rico, States and political subdivisions	-	103	-	103
Mortgage and other asset-backed securities	-	12,195	-	12,195
Residual interest certificate	-	-	381	381
Equity securities	-	4,823	-	4,823
Financial instruments owned, at fair value	$ 11,506	$ 17,189	$ 659	$ 29,354

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2020:

	For the year ended December 31, 2020		
	Residual interest certificate	Collateralized mortgage obligations	Total
Balance at December 31, 2019	$ 440	$ 530	$ 970
Realized and Unrealized Gains (losses) included in earnings (1)	(59)	(1)	(60)
Purchases		4	4
Sales			-
Paydowns and maturities		(255)	(255)
Transfers out of Level 3			-
Balance at December 31, 2020	$ 381	$ 278	$ 659

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to Financial Statements
December 31, 2020

(dollars in thousands)

The following disclosure provides information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a Level 3 balance.

	Fair Value at December 31, 2020	Valuation Technique	Siginificant Unobservable Inputs	Weighted Average
Collateralized mortgage obligations	$ 278	Discounted cash flow model	Weighted average life	1.2 years (0.6- 1.4 years)
			Yield	3.6% (3.6% - 4.1%)
			Constant prepayment rate	17.7% (13.8% - 18.3%)
Residual interest certificate	$ 381	Discounted cash flow model	Weighted average life	3.6 years
			Yield	12%
			Prepayment speed assumption	180

The significant unobservable inputs used in the fair value measurement of the collateralized mortgage obligations and residual interest certificate are yield, constant prepayment rate or prepayment speed, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. These particular financial instruments are valued internally utilizing internal valuation techniques. The unobservable inputs incorporated into the internal discounted cash flow models used to derive the fair value of collateralized mortgage obligations and residual interest certificate are reviewed by the Parent Company's Corporate Treasury unit on a quarterly basis.

Financial Instruments Not Measured at Fair Value

Following is a description of the Company's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value, but for which the fair value is disclosed. The disclosure requirements exclude all non-financial instruments.

- **Cash: includes cash on hand.** The carrying amount of cash is a reasonable estimate of its fair value. Cash is classified as Level 1.

The following table presents the carrying and estimated fair values for financial instruments with their corresponding level in the fair value hierarchy.

	At December 31, 2020				
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial Assets:					
Cash	$ 2,653	$ 2,653	$ 2,653	$ -	$ -

(dollars in thousands)

4. Securitization Residual Interest

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained a residual interest certificate (interest only). The residual interest is accounted for at fair value and included in the "Residual Interest Certificate" caption in the tables above.

5. Other Intangible Assets

At December 31, 2020, other intangible assets consist of the following:

	Useful Life (years)		
Customer lists	10	$	734
			734
Less - Accumulated amortization			(691)
Other intangibles			43

6. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. with the credit period ending on November 15, 2022 and maturing on November 15, 2023. Under the agreement, the Company may borrow up to $50,000, with an interest rate negotiated at the time of each advance. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule, as approved by FINRA. There were no borrowings or interest expense incurred during the year. There are no additional costs for having this loan agreement available. The Company had no borrowings outstanding as of December 31, 2020.

7. Deferred Compensation

The Company maintains a Deferred Compensation Plan (the "Plan") for financial consultants.

Under the Plan, the principal and interest thereon have a vesting period of five years. The deferred compensation expense related to this Plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan.

Total Plan liability for employees as of December 31, 2020 amounted to $2,051 included as deferred compensation in the Statement of Financial Condition.

(dollars in thousands)

8. **Employee Benefit Plan**

The Company participates in Popular, Inc.'s contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliated company.

9. **Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to concentration risk by holding large positions in certain types of securities of a single issuer, including issuers located in a particular country or geographic area. At December 31, 2020, the Company had $103 in obligations issued or guaranteed by the Puerto Rico Government, its municipalities, and public corporations as part of its trading securities portfolio. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

10. **Contingent Liabilities**

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has received customer complaints and is named as a respondent (among other broker-dealers) in 137 arbitration proceedings with aggregate claimed amounts of approximately $141,000, including one arbitration with claimed damages of approximately $30,000. As of December 31, 2020, the Company has recognized a reserve amounting to $14,313 related to potential losses as a result of unfavorable outcomes regarding asserted arbitration proceedings. While the Company believes it has meritorious defenses to the claims asserted in these proceedings, it has often determined that it is in its best interest to settle certain claims rather than expend the money and resources required to see such cases to completion.

The Puerto Rico Government's defaults and non-payment of its various debt obligations, as well as the Commonwealth's and the Financial Oversight Management Board's (the "Oversight Board") decision to pursue restructurings under Title III and Title VI of PROMESA, have impacted the number of customer complaints (and claimed damages) filed against the Company concerning Puerto Rico bonds and closed-end investment companies that invest primarily in Puerto Rico bonds. An adverse result in the arbitration proceedings described above, or a significant increase in customer complaints, could have a material adverse effect on the Company.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company

(dollars in thousands)

establishes a reserve for the estimated loss. Once established, the reserve is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no reserve is established.

In certain cases, exposure to loss exists in excess of the reserve to the extent such loss is reasonably possible, but not probable. Management believes and estimates that the aggregate range of reasonably possible losses (with respect to those matters where such limits may be determined, in excess of amounts reserved), for current legal proceedings ranges from $0 to approximately $13,233 as of December 31, 2020. For certain other cases and unasserted claims, management cannot reasonably estimate the possible loss at this time. Any estimate involves judgment, given the varying stages of the claims and proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants in several of the current proceedings whose share of the liability has not been determined, the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position in a particular period.

11. Clearance Agreements

The Company has a clearing and custody agreements with NFS, whereby NFS will execute, clear and custody securities on behalf of the Company and its clients. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

12. Guarantees

Under the terms of the clearance agreement with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for these indemnifications. During 2020, the Company did not pay any amounts related to this guarantee.

13. Leases

The Company enters in the ordinary course of business into operating leases with affiliates for office space. These contracts generally do not include purchase options or residual value guarantees. The Corporation identifies leases when it has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

(dollars in thousands)

The Company recognizes right-of-use assets ("ROU assets") and lease liabilities related to operating leases in its Statement of Financial Condition under the caption of Other assets and Other liabilities, respectively. As of December 31, 2020, operating lease ROU assets were $140 and operating lease liabilities were $142. Leases with initial term of 12 months or less are excluded from the operating leases assets.

The Company recognizes lease expenses for these leases on a straight-line basis over the lease term. The Company uses the incremental borrowing rate for purposes of discounting lease payments for its operating lease, since it does not have enough information to determine the rate implicit in the lease. The discount rate is based on fixed-rate and fully amortizing collateralized borrowing facilities. A credit spread is added to this rate based on financing transactions with a similar credit risk profile. Real estate leases may include one or more options to renew, with renewal terms that can extend the lease term in annual increments at the Company's sole discretion. The Company includes a renewal option period in the lease term if it is reasonably certain that it will exercise such option.

The following table presents the undiscounted cash flows of operating leases for each of the following periods:

	2021	2022	2023	Total lease payments	Less: Imputed interest	Total
Operating Leases	$ 57	58	35	$ 150	(7)	$ 143

The following table presents supplemental cash flow information and other related information related to operating leases.

Cash paid for amounts included in the measurement of lease liabilities	$ 56
ROU assets obtained in exchange for new lease obligations	$ 190
Weighted-average remaining lease term	2.58 years
Weighted-average discount rate	3.96%

14. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies.

At December 31, 2020, the Company owned securities issued by affiliates and affiliated funds (Popular funds and Puerto Rico Investors Tax Free funds) with a fair value of approximately $3,398.

During 2020, the Company maintained a networking agreement with Popular Risk Services to facilitate the sale of insurance products.

During 2020, the Company maintained a services agreement with Banco Popular de Puerto Rico to provide various administrative and financial services. The agreement is renewed on an annual basis.

(dollars in thousands)

During 2020, the Company maintained a services agreement with its Parent Company to provide various administrative and managerial services. The agreement is renewed on an annual basis.

The Company has a number of noncancelable leases with Banco Popular de Puerto Rico, for office space. As of December 31, 2020, the Company also had $1,111 in cash deposits in Banco Popular de Puerto Rico.

15. Stock Option Plan

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the issuance of several types of stock based compensation for employees and directors of the Corporation and/or any of its subsidiaries. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). Under the Incentive Plan, the Corporation has issued restricted stock and performance shares for its employees. The Company is allocated restricted stock compensation expense based upon an analysis of the awards granted to its employees. This Incentive Plan provides for the issuance of Popular, Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

16. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to $250 in accordance with the Rule. At December 31, 2020, the Company's net capital of $7,763 was $7,513 in excess of required net capital of $250. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

17. Subsequent Events

Management has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2020 up to March 1, 2021, the date the financial statements were available to be issued.